LORD ABBETT RESEARCH FUND, INC.

LORD ABBETT SERIES FUND, INC.

90 Hudson Street

Jersey City, New Jersey 07302-3973

April 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Joint Fidelity Bond (Bond No. 87023119B) for the Lord Abbett Research Fund, Inc. (SEC File No. 811-06650) and Lord Abbett Series Fund, Inc. (SEC File No. 811-05876) (each, the “Fund” or, collectively (“the Funds”)

Ladies and Gentlemen:

1)	Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, we hereby enclose for filing with the Commission:

(i)	Rider 15 to the joint insured bond changing the name of the following:

i.	Lord Abbett Calibrated Dividend Growth Fund, a series of Lord Abbett Research Fund, Inc. has been renamed Lord Abbett Dividend Growth Fund; and

ii.	Calibrated Dividend Growth Portfolio, a series of Lord Abbett Series Fund, Inc. has been renamed Dividend Growth Portfolio.

(ii)	Certificates signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Directors who are not “interested persons” of the Funds approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Funds (Exhibit B)*;

(iii)	Showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond (Exhibit C)*. Premiums on the joint insured bond have been paid for the period through June 30, 2020; and

(iv)	A copy of an agreement among the Funds and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned at (201) 827-2966 if you need any additional information.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Vice President and Assistant Secretary

Lord Abbett Funds

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on September 10, 2019.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023119B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 1, 2019	June 30, 2019 to June 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	Calibrated Dividend Growth Portfolio, a series fund of:

Lord Abbett Series Fund, Inc.

is changed to:

o	Dividend Growth Portfolio, a series fund of:

Lord Abbett Series Fund, Inc.

o	Lord Abbett Calibrated Dividend Growth Fund, a series fund of:

Lord Abbett Research Fund, Inc.

is changed to:

o	Lord Abbett Dividend Growth Fund, a series fund of:

Lord Abbett Research Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.